Room 4561

July 24, 2006

Mr. Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics for Imaging, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K Filed April 20, 2006**
> **Form 8-K Filed July 19, 2006**
> **File no. 000-18805**

Dear Mr. Gecht:

We have reviewed your response to our letter dated June 16, 2006 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to our prior comment letter dated June 16, 2006. Please include, in connection with responding to our comments, <u>a written statement</u> from management acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K Filed on July 19, 2006

2.   We note your response to our prior comment no.'s 12, 13 and 14 as well as the revised disclosures included in the Form 8-K filed on July 19, 2006. We continue to believe that the disclosure surrounding the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors is overly broad. In addition, your disclosure does not address the manner in which management compensates for the limitations when using the non-GAAP financial measure. Provide us with the Company's revised disclosures in your response, or advise as to why revision is unnecessary.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief